FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2004 Commission file number 1-12260

P.E. 4-1-04

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Coca-Cola FEMSA, S.A. de C.V. for the three months ended March 31, 2003 and 2004. It contains the following tables:

- Consolidated Financial Statement
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Directors' Report
- Notes to the Financial Statement
- Report of Share Investments
- Summary Schedule of Credit and Loans
- Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Integration of the Paid Social Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
- General Issuer, Employee and Other Data
- Board of Directors
- Declaration from the Company Officials Responsible for the Information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**61,578,368**	**100**	**18,254,968**	**100**
2	**ACTIVO CIRCULANTE**	**7,394,407**	**12**	**9,309,475**	**51**
3	EFECTIVO E INVERSIONES TEMPORALES	2,533,053	4	7,086,890	39
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,127,222	2	405,379	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	559,543	1	240,381	1
6	INVENTARIOS	2,320,068	4	1,274,532	7
7	OTROS ACTIVOS CIRCULANTES	854,521	1	302,293	2
8	**LARGO PLAZO**	**519,387**	**1**	**129,381**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	41,890	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	477,497	1	129,381	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**17,966,756**	**29**	**7,576,243**	**42**
13	INMUEBLES	2,374,927	4	831,669	5
14	MAQUINARIA Y EQUIPO INDUSTRIAL	25,780,496	42	9,865,970	54
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	10,833,793	18	3,540,960	19
17	CONSTRUCCIONES EN PROCESO	645,126	1	419,564	2
18	**ACTIVO DIFERIDO (NETO)**	**35,697,818**	**58**	**1,239,869**	**7**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**37,985,934**	**100**	**7,938,625**	**100**
21	**PASIVO CIRCULANTE**	**8,867,156**	**23**	**3,071,008**	**39**
22	PROVEEDORES	3,484,798	9	1,720,171	22
23	CREDITOS BANCARIOS	2,387,315	6	112,452	1
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	322,328	1	481,945	6
26	OTROS PASIVOS CIRCULANTES	2,672,715	7	756,440	10
27	**PASIVO A LARGO PLAZO**	**25,587,672**	**67**	**3,406,927**	**43**
28	CREDITOS BANCARIOS	15,558,130	41	3,406,927	43
29	CREDITOS BURSATILES	10,000,000	26	0	0
30	OTROS CREDITOS	29,542	0	0	0
31	**CREDITOS DIFERIDOS**	**412,537**	**1**	**395,817**	**5**
32	**OTROS PASIVOS**	**3,118,569**	**8**	**1,064,873**	**13**
33	**CAPITAL CONTABLE**	**23,592,434**	**100**	**10,316,343**	**100**
34	**PARTICIPACION MINORITARIA**	**80,522**			
35	**CAPITAL CONTABLE MAYORITARIO**	**23,511,912**	**100**	**10,316,343**	**100**
36	**CAPITAL CONTRIBUIDO**	**14,236,958**	**60**	**4,262,981**	**41**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	820,503	3	633,250	6
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,876,641	8	1,869,143	18
39	PRIMA EN VENTA DE ACCIONES	11,539,814	49	1,760,588	17
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**9,274,954**	**39**	**6,053,362**	**59**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	11,016,500	47	9,173,045	89
43	RESERVA PARA RECOMPRA DE ACCIONES	400,000	2	400,000	4
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(3,009,966)	(13)	(4,010,564)	(39)
45	**RESULTADO NETO DEL EJERCICIO**	868,420	4	490,881	5

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,533,053**	**100**	**7,086,890**	**100**
46	EFECTIVO	592,964	23	124,381	2
47	INVERSIONES TEMPORALES	1,940,089	77	6,962,509	98
18	**CARGOS DIFERIDOS**	**35,697,818**	**100**	**1,239,869**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,372,276	4	947,559	76
49	CREDITO MERCANTIL	34,325,542	96	292,310	24
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**8,867,156**	**100**	**3,071,008**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	4,748,236	54	62,027	2
53	PASIVOS EN MONEDA NACIONAL	4,118,920	46	3,008,981	98
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,672,715**	**100**	**756,440**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,672,715	100	756,440	100
27	**PASIVO A LARGO PLAZO**	**25,587,672**	**100**	**3,406,927**	**100**
59	PASIVO EN MONEDA EXTRANJERA	13,937,672	54	3,406,927	100
60	PASIVO EN MONEDA NACIONAL	11,650,000	46	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**10,000,000**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	10,000,000	100	0	0
30	**OTROS CREDITOS**	**29,542**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	29,542	100	0	0
31	**CREDITOS DIFERIDOS**	**412,537**	**100**	**395,817**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	412,537	100	395,817	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**3,118,569**	**100**	**1,064,873**	**100**
68	RESERVAS	591,093	19	199,380	19
69	OTROS PASIVOS	2,527,476	81	865,493	81
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(3,009,966)**	**100**	**(4,010,564)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(3,009,966)	(100)	(4,010,564)	(100)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2003**

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** ANO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(1,472,749)	6,238,467
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	591,093	199,381
74	NUMERO DE FUNCIONARIOS (*)	408	194
75	NUMERO DE EMPLEADOS (*)	31,318	5,359
76	NUMERO DE OBREROS (*)	23,765	8,880
77	NUMERO DE ACCIONES EN CIRCULACION (*)	1,846,374,197	1,425,000,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ACTUAL %	TRIMESTRE AÑO ANTERIOR Importe	TRIMESTRE AÑO ANTERIOR %
1	**VENTAS NETAS**	**10,439,050**	**100**	**4,356,567**	**100**
2	COSTO DE VENTAS	5,388,597	52	2,100,543	48
3	**RESULTADO BRUTO**	**5,050,453**	**48**	**2,256,024**	**52**
4	GASTOS DE OPERACION	3,477,763	33	1,217,201	28
5	**RESULTADO DE OPERACION**	**1,572,690**	**15**	**1,038,823**	**24**
6	COSTO INTEGRAL DE FINANCIAMIENTO	26,940	0	68,545	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,545,750**	**15**	**970,278**	**22**
8	OTRAS OPERACIONES FINANCIERAS	66,211	1	57,827	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,479,539**	**14**	**912,451**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	610,950	6	421,570	10
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**868,589**	**8**	**490,881**	**11**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**868,589**	**8**	**490,881**	**11**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**868,589**	**8**	**490,881**	**11**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**868,589**	**8**	**490,881**	**11**
19	PARTICIPACION MINORITARIA	169			
20	**RESULTADO NETO MAYORITARIO**	**868,420**	**8**	**490,881**	**11**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**10,439,050**	**100**	**4,356,567**	**100**
21	NACIONALES	6,081,491	58	3,825,536	88
22	EXTRANJERAS	4,357,559	42	531,031	12
23	CONVERSION EN DOLARES (***)	1,115,323	11	135,918	3
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**26,940**	**100**	**68,545**	**100**
24	INTERESES PAGADOS	577,949	2,145	98,921	144
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	32,194	120	67,095	98
27	GANANCIA EN CAMBIOS	58,620	218	(19,388)	(28)
28	RESULTADO POR POSICION MONETARIA	(460,195)	(1,708)	17,331	25
42	PERDIDA EN ACTUALIZACION DE UDI'S				
43	GANACIA EN ACTUALIZACION DE UDI'S				
8	**OTRAS OPERACIONES FINANCIERAS**	**66,211**	**100**	**57,827**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	66,211	100	57,827	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**610,950**	**100**	**421,570**	**100**
32	I.S.R.	489,613	80	379,526	90
33	I.S.R. DIFERIDO	73,302	12	7,827	2
34	P.T.U.	48,035	8	34,217	8
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: KOF TRIMESTRE: 1 AÑO: 2004
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	10,367,428	4,303,502
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	42,719,147	19,019,400
39	RESULTADO DE OPERACION (**)	7,405,123	4,751,816
40	RESULTADO NETO MAYORITARIO (**)	2,734,262	2,361,348
41	RESULTADO NETO (**)	2,734,262	2,361,348

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: 1 ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**10,439,050**	**100**	**4,356,567**	**100**
2	COSTO DE VENTAS	5,388,597	52	2,100,543	48
3	**RESULTADO BRUTO**	**5,050,453**	**48**	**2,256,024**	**52**
4	GASTOS DE OPERACION	3,477,763	33	1,217,201	28
5	**RESULTADO DE OPERACION**	**1,572,690**	**15**	**1,038,823**	**24**
6	COSTO INTEGRAL DE FINANCIAMIENTO	26,940	0	68,545	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,545,750**	**15**	**970,278**	**22**
8	OTRAS OPERACIONES FINANCIERAS	66,211	1	57,827	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,479,539**	**14**	**912,451**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	610,950	6	421,570	10
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**868,589**	**8**	**490,881**	**11**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**868,589**	**8**	**490,881**	**11**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**868,589**	**8**	**490,881**	**11**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**868,589**	**8**	**490,881**	**11**
19	PARTICIPACION MINORITARIA	169			
20	**RESULTADO NETO MAYORITARIO**	**868,420**	**8**	**490,881**	**11**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **1** ANO: **2004**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**10,439,050**	**100**	**4,356,567**	**100**
21	NACIONALES	6,081,491	58	3,825,536	88
22	EXTRANJERAS	4,357,559	42	531,031	12
23	CONVERSION EN DOLARES (***)	1,115,323	11	135,918	3
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**26,940**	**100**	**68,545**	**100**
24	INTERESES PAGADOS	577,949	2,145	98,921	144
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	32,194	120	67,095	98
27	GANANCIA EN CAMBIOS	58,620	218	(19,388)	(28)
28	RESULTADO POR POSICION MONETARIA	(460,195)	(1,708)	17,331	25
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**66,211**	**100**	**57,827**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	66,211	100	57,827	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**610,950**	**100**	**421,570**	**100**
32	I.S.R.	489,613	80	379,526	90
33	I.S.R. DIFERIDO	73,302	12	7,827	2
34	P.T.U.	48,035	8	34,217	8
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**868,589**	**490,881**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	608,183	225,877
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,476,772**	**716,758**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	729,325	80,009
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**2,206,097**	**796,767**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(1,566,558)	87,687
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(520,677)	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(2,087,235)**	**87,687**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(420,515)**	**(328,407)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(301,653)	556,047
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,834,706	6,530,843
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,533,053	7,086,890

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**608,183**	**225,877**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	307,396	131,444
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	300,956	94,433
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	(169)	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**729,325**	**80,009**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	156,088	176,336
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(175,663)	(461,083)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	465,724	30,974
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	41,557	9,951
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	241,619	323,831
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(1,566,558)**	**87,687**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(352,289)	87,842
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	63,901	954
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(1,278,170)	(1,109)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(520,677)**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(520,677)	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(420,515)**	**(328,407)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(230,022)	(170,230)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(190,493)	(158,177)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	8.32 %	11.27 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	11.63 %	22.89 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	4.44 %	12.94 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	22.13 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	52.98 %	(3.53) %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.69 veces	1.04 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.38 veces	2.51 veces
8	ROTACION DE INVENTARIOS (**)	6.98 veces	6.98 veces
9	DIAS DE VENTAS POR COBRAR	8 días	7 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	4.42 %	2.91 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	61.69 %	43.49 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.61 veces	0.77 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	49.19 %	43.70 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	142.42 %	44.97 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	2.72 veces	10.50 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.12 veces	2.40 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.83 veces	3.03 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.57 veces	2.62 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.19 veces	1.17 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	28.57 %	230.77 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	14.15 %	16.45 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	6.99 %	1.84 %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	3.82 veces	8.05 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	75.05 %	100.00 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	24.95 %	0.00 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	54.70 %	51.84 %

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	1.48	$	1.66
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$		$	
3	UTILIDAD DILUIDA POR ACCION (**)	$		$	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$		$	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$		$	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$		$	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$		$	
8	VALOR EN LIBROS POR ACCION	$	12.73	$	7.24
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		acciones		acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.09 veces		3.07 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		18.06 veces		23.04 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		veces		veces

(**) INFORMACION ULTIMOS DOCE MESES

INFORME DEL DIRECTOR

COCA-COLA FEMSA anuncia resultados del primer trimestre de 2004

PRIMER TRIMESTRE 2004

¢ Los ingresos totales consolidados fueron de Ps.10,439.0 millones y la utilidad de operación consolidada fue de Ps.1,572.7 millones durante el primer trimestre de 2004, alcanzando un margen de operación consolidado de 15.1%.

Ciudad de México (26 de abril de 2004) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) ("Coca-Cola FEMSA" o la "Compañía"), el embotellador más grande de productos Coca-Cola de Latinoamérica y el segundo más grande del mundo, anunció hoy sus resultados consolidados para el primer trimestre de 2004.

"La implementación de nuestros valores y nuestra cultura organizacional a lo largo de nuestros nuevos territorios nos está ayudando a enfrentar nuevas dinámicas competitivas en nuestros diferentes mercados. Esperamos alcanzar mejores resultados con la implementación de iniciativas entre las cuales están la estandarización de prácticas operativas, desarrollo de nuevas alternativas de empaque y producto junto con estrategias de segmentación de mercado" comentó Carlos Salazar Lomelín, Director General de la Compañía.

RESULTADOS CONSOLIDADOS

Durante el primer trimestre de 2004, nuestros ingresos consolidados fueron de Ps.10,439.0 millones. El precio promedio por caja unidad fue de Ps.23.52 (U.S.$2.10). La utilidad de operación fue de Ps.1,572.7 millones durante el primer trimestre de 2004, alcanzando un margen de operación de 15.1%.

El costo integral de financiamiento fue de Ps.26.9 millones durante el primer trimestre de 2004, reflejando mayores gastos de intereses acumulados relacionados con la deuda adicional incurrida y asumida en conexión con la adquisición de Panamco, los cuales fueron parcialmente compensados por la ganancia en la posición monetaria consolidada, como resultado de los ajustes inflacionarios aplicados a la posición monetaria neta.

El impuesto sobre la renta, impuesto al activo y participación de utilidad a los trabajadores, como porcentaje a la utilidad antes de impuestos fue de 41.3% en el primer trimestre de 2004.

La utilidad neta mayoritaria consolidada fue de Ps.868.4 millones en el primer trimestre de 2004, resultando en una utilidad por acción de Ps.0.470 (U.S.$0.421 por ADR) con base en 1,846 millones de acciones en circulación (cada ADR representa diez acciones ordinarias).

BALANCE GENERAL

Al 31 de marzo de 2004, el saldo de caja de Coca-Cola FEMSA ascendió a Ps.2,533 millones (U.S.$226.8 millones), la deuda total de corto plazo fue de Ps.2,007 millones (U.S.$179.7 millones) y la deuda total de largo plazo de Ps.25,588 millones (U.S.$2,290.8 millones).

Durante el primer trimestre de 2004, la Compañía prepagó U.S.$235 millones de

deuda con vencimiento en 2006 y Ps.905 millones (equivalentes a aproximadamente U.S.$81.0 millones) de deuda con vencimiento en 2004. Esto se logró mediante la contratación de un nuevo crédito bancario por U.S.$50 millones a seis años con un solo pago final y un crédito bancario por Ps.1,650 millones (equivalente aproximadamente a U.S.$148 millones) a siete años con un solo pago final y el resto se pagó con caja. Estos refinanciamientos mejoraron el perfil de vencimiento de nuestra deuda y reducen nuestra exposición cambiaria.

Las siguientes tablas muestran la composición de la deuda por moneda y tasa de interés, y los periodos de amortización de nuestra deuda, al 31 de marzo de 2004:

Moneda	% Deuda Total	% Tasa de Interés Variable	Tasa Promedio(1)
U.S. dólares	39%	11%	6.36%
Pesos mexicanos	58%	58%	8.00%
Pesos colombianos	2%	100%	10.43%
Reales brasileños	1%	100%	22.35%

(1) Tasa de interés promedio anualizada para el primer trimestre de 2004.

Periodos de amortización de deuda
Cantidades en Millones (moneda local)(1)

	U.S. dólares	Pesos mexicanos	Pesos colombianos	Reales brasileños
2004	$ 153.7			R. 70.5
2005	35.6	Ps. 3,206.9	Col. 65,750	
2006	321.8	2,209.0	45,000	
2007	70.2	2,913.8	34,250	
2008	34.9	4,206.9		
2009 en adelante	340.0	3,150.0		

(1)Amortización de deuda valuada al valor nominal al 31 de marzo de 2004.

RESULTADOS DE LAS OPERACIONES POR TERRITORIO

Empezamos a consolidar los resultados de nuestros nuevos territorios durante el segundo trimestre de 2003 de conformidad con los Principios de Contabilidad Generalmente Aceptados en México ("PCGA mexicanos"). Corporación Interamericana de Bebidas S.A. de C.V., anteriormente conocida como Panamerican Beverages, Inc. ("Panamco") históricamente preparó sus estados financieros de conformidad con los principios contables estadounidenses y en U.S. dólares. Nosotros hemos preparado históricamente y continuaremos preparando nuestros estados financieros bajo PCGA mexicanos y en pesos mexicanos. La información de los nuevos territorios bajo PCGA mexicanos y en pesos mexicanos difiere y puede no ser comparable respecto a los resultados presentados por Panamco para periodos anteriores. Adicionalmente, los resultados de Panamco no han sido incluidos en nuestros estados financieros para periodos previos a mayo de 2003.
La información financiera, para el primer trimestre de 2004 incluye la información financiera de los tres meses de todos nuestros territorios. La información financiera trimestral de Coca-Cola FEMSA no va a ser comparable hasta el tercer trimestre de 2004 y la información anual, hasta el año de 2005.

Para efectos comparativos de volumen de ventas se muestra la información

reportada por Panamco durante el primer trimestre de 2003.

	Volumen (MCU)	Utilidad Operativa (millones)	% Total	% Margen Operativo
México	228.3	Ps. 1,181.6	75.1%	19.4%
Centro América	26.5	104.9	6.7%	12.6%
Colombia	41.6	36.2	2.3%	4.3%
Venezuela	40.9	65.5	4.2%	6.7%
Brasil	66.4	79.1	5.0%	7.4%
Argentina	37.1	105.6	6.7%	16.9%
Total	440.8	Ps. 1,572.7	100.0%	15.1%

RESULTADOS DE LA OPERACIÓN EN MÉXICO

Ingresos

Los ingresos totales en los territorios mexicanos fueron de Ps.6,097.6 millones para el primer trimestre de 2004, resultando en un precio promedio por caja unidad de Ps.26.51 (U.S.$2.38). Excluyendo los volúmenes de agua Ciel en presentaciones de 5 Lts, 19 Lts y 20 Lts, el precio promedio por caja unidad fue de Ps.30.35 (U.S.$2.71).

Durante el trimestre el volumen de refrescos incrementó 3.7% sobre el mismo periodo de 2003. El crecimiento del volumen de refrescos se debió principalmente al 4.3% de crecimiento de la categoría de colas. El volumen de ventas total fue de 228.3 Millones de Cajas Unidad ("MCU") en el primer trimestre de 2004, permaneciendo prácticamente en línea con el mismo periodo de 2003, debido a menor volumen de venta de agua embotellada, el cual fue compensado por el crecimiento en refrescos.

Durante el primer trimestre de 2004, introdujimos Mundet multi-sabores en presentaciones de 2.0 Lt PET y 600 ml PET con base a una segmentación de canales. A su vez lanzamos una mini-lata de 8 oz para la marca Coca-Cola con el objetivo de recuperar consumo en presentaciones individuales.

Utilidad de Operación

La utilidad bruta fue de Ps.3,232.2 millones, alcanzando un 53.4% de margen como porcentaje a ingresos totales para el primer trimestre de 2004. Durante el trimestre la compañía experimentó precios de edulcorantes más altos, que fueron parcialmente compensados con la reducción en el precio del PET comparado con el cuarto trimestre de 2003.

La utilidad de operación fue de Ps.1,181.6 millones, alcanzando un 19.4% de margen como porcentaje de ingresos totales. Los gastos de venta medidos por caja unidad fueron impactados por (i) la estandarización de prácticas de mantenimiento de enfriadores y de la flota de distribución en nuestros nuevos territorios y (ii) la introducción de equipo de refrigeración.

RESULTADOS DE LA OPERACIÓN EN CENTROAMÉRICA (Guatemala, Nicaragua, Costa Rica y Panamá)

Ingresos

Los ingresos totales fueron de Ps.830.7 millones durante el primer trimestre

de 2004. El precio promedio por caja unidad fue de Ps.31.23 (U.S.$2.80) durante este periodo, debido a incrementos de precios implementados en Costa Rica y Guatemala y una mezcla de empaques más favorable. En el primer trimestre de 2004, el volumen total de ventas en nuestros territorios de Centroamérica fue de 26.5 MCU, registrando un incremento de 7.7% comparado con el mismo periodo de 2003, como resultado del 8.3% de incremento de las marcas Coca-Cola, representando más del 70% de los volúmenes incrementales.

En el primer trimestre de 2004 con el propósito de fortalecer nuestro portafolio de empaques/productos y de desarrollar nuevos puntos de precio en el mercado, introdujimos (i) la presentación de 2.0 Lt PET para sabores en Nicaragua, (ii) las presentaciones en vidrio retornable en 8 oz, 500 ml y 1.0 Lt para la marca Coca-Cola en Costa Rica y (iii) incrementamos el tamaño de la presentación de 500 ml PET sabores a 600 ml PET en Panamá.

Utilidad de Operación

La utilidad bruta fue de Ps.397.9 millones durante el primer trimestre de 2004, alcanzando un 48.1% de margen bruto como porcentaje a ingresos totales durante el mismo periodo. Durante este periodo la Compañía experimentó incrementos en materias primas en línea con la inflación comparados con el cuarto trimestre de 2003.
La utilidad de operación fue de Ps.104.9 millones durante el primer trimestre de 2004, alcanzando un margen de operación de 12.6%. Durante el trimestre, la compañía experimentó menores gastos administrativos y de ventas derivados de los ahorros alcanzados a través de mejores prácticas operativas, principalmente en mantenimiento de la flota de distribución, gastos de mercadotecnia y la reestructuración del personal efectuada en trimestres anteriores.

RESULTADOS DE LA OPERACIÓN EN COLOMBIA

Ingresos

Los ingresos totales fueron de Ps.848.3 millones durante el primer trimestre de 2004, un precio promedio por caja unidad de Ps.20.39 (U.S.$1.82). El volumen de ventas disminuyó 5.9% comparado con el mismo periodo de 2003, principalmente como resultado de la caída en el volumen de ventas de agua embotellada, representando más del 60% de la caída de volumen y la disminución en refrescos fue el resto. Durante el trimestre lanzamos Coca-Cola vainilla con el objeto de revigorizar la categoría de colas.

Utilidad de Operación

La utilidad bruta fue de Ps.383.9 millones durante el primer trimestre de 2004, alcanzando un 45.3% de margen bruto como porcentaje de ingresos totales durante el mismo periodo. La utilidad de operación fue de Ps.36.2 millones, alcanzando un margen de 4.3% durante el primer trimestre de 2004. Durante el trimestre, la compañía experimentó mayores gastos en mercadotecnia como porcentaje a ingresos totales, relacionados con la introducción de botellas retornables y la implementación de actividades comerciales para mejorar la ejecución en el punto de venta.

RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos

Los ingresos totales alcanzados fueron de Ps.980.2 millones durante el primer trimestre de 2004 y el precio promedio por caja unidad fue de Ps.23.97 (U.S.$2.15), como resultado del 13.6% de incremento promedio ponderado implementado durante el primer trimestre de 2004. Aún y cuando incrementamos precios durante el primer trimestre de 2004, nuestro volumen de ventas creció 44.5% comparado con el primer trimestre de 2003, debido a la inestabilidad política que sufrió Venezuela como consecuencia de una huelga nacional que hizo prácticamente imposible para Panamco operar el negocio de forma regular en el mes de enero de 2003 y también generado por nuestras estrategias de precios y empaques implementadas durante el trimestre. Durante el trimestre lanzamos Coca-Cola vainilla con el objetivo de expandir la categoría de colas y la presentación de 2.25 Lt PET para Grapette, nuestra marca de protección de valor.

Utilidad de Operación

La utilidad bruta fue de Ps.391.4 millones durante el primer trimestre de 2004, alcanzando un 39.9% de margen bruto como porcentaje de ingresos totales durante el mismo periodo. Durante el trimestre experimentamos incrementos en los precios de materias primas debido a la devaluación del Bolívar venezolano frente al U.S. dólar. La utilidad de operación fue de Ps.65.5 millones, alcanzando un margen de operación de 6.7% durante el primer trimestre de 2004.

RESULTADOS DE LA OPERACIÓN EN BRASIL

Ingresos

Los ingresos totales fueron de Ps.1,073.1 millones durante el primer trimestre de 2004. El precio promedio por caja unidad fue de Ps.16.12 (U.S.$1.44) en el primer trimestre de 2004, debido a (i) las iniciativas de administración de ingresos que hemos implementado desde que tomamos las operaciones y (ii) a la reducción en la concentración del volumen de ventas en la presentación de 2.0 Lt PET, de niveles mayores al 60% del volumen de ventas total en el primer trimestre de 2003 a 56% en el mismo periodo de 2004.

Durante el primer trimestre de 2004, el volumen de ventas de refrescos en nuestros territorios brasileños disminuyó 6.7% comparado con el mismo periodo de 2003, incluyendo el 23.3% de caída en nuestras marcas de protección de valor. El volumen de ventas de cerveza vendido por Kaiser, disminuyó 6.8% en el primer trimestre de 2004 comparado con el mismo periodo de 2003. Durante el trimestre, el volumen de ventas de la categoría de colas permaneció prácticamente sin cambios debido a la estrategia de diversificación de empaques que hemos estado implementando desde mayo 2003.

Utilidad de Operación

La utilidad bruta del primer trimestre de 2004 fue de Ps.413.3 millones, alcanzando un margen de 38.6% como porcentaje de ingresos totales. La utilidad de operación fue de Ps.79.1 millones durante el primer trimestre de 2004, alcanzando un margen de operación de 7.4%. Durante el trimestre la compañía experimentó mayores gastos administrativos relacionados con el establecimiento de nuestras oficinas corporativas para la división de Mercosur en la ciudad de Sao Paulo, Brasil.

RESULTADOS DE OPERACIÓN EN ARGENTINA

La información financiera y de volumen de ventas en nuestras operaciones en Argentina no fue afectada con la adquisición de Panamco por lo cual es totalmente comparable con periodos anteriores.

Ingresos

Los ingresos totales alcanzaron Ps.625.3 millones, un 17.8% de incremento comparado con el primer trimestre de 2003 y el precio promedio por caja unidad creció 1.7% sobre el primer trimestre de 2003 a Ps.15.94 (U.S.$1.43).

En el primer trimestre de 2004, el volumen de ventas en nuestro territorio en Argentina fue de 37.1 MCU, un 17.5% de incremento respecto al mismo periodo de 2003, debido principalmente al crecimiento de la marca Coca-Cola la cual representó más del 50.0% del volumen incremental y al incremento en el volumen de ventas de las presentaciones retornables, las cuales fueron el 27.5% del volumen total de ventas en el primer trimestre de 2004 comparadas con el 22.9% en el mismo periodo de 2003. En el primer trimestre de 2004 alcanzamos el mejor primer trimestre en la historia de la franquicia, en términos de volumen de ventas y margen de utilidad de operación.

Utilidad de Operación

La utilidad bruta como porcentaje a ingresos totales incrementó 410 puntos base de 37.3% en el primer trimestre de 2003 a 41.4% en 2004. Esta mejora se debió a la combinación de volúmenes de ventas mayores y de las eficiencias operativas alcanzadas durante el trimestre, las cuales compensaron el incremento en los precios de materias primas.

Los gastos operativos como porcentaje a ingresos totales, disminuyeron 470 puntos base de 27.0% en el primer trimestre de 2003 a 22.3% en el mismo periodo de 2004, como resultado de estrictas iniciativas de control de costos y la disminución en gastos de administración relacionados con el cambio de ciertos ejecutivos a nuestras oficinas corporativas de la región de Mercosur ubicadas en Sao Paulo, Brasil. El margen de operación en el primer trimestre de 2004 en nuestros territorios en Argentina fue de Ps.105.6 millones y el margen de operación creció a 16.9%, un incremento de 910 puntos base comparados con el primer trimestre de 2003.

INFORMACIÓN PARA LA CONFERENCIA TELEFÓNICA

La Conferencia telefónica del primer trimestre de 2004 se llevará a cabo el lunes 26 de abril de 2004 a las 10:30 a.m. E.T. (9:30 hora de México).

Para participar en la Conferencia telefónica, favor de marcar: U.S. locales: 888-396-2383. Internacional: 617-847-8711.

Si usted no puede participar en la Conferencia en tiempo real, una repetición de la misma estará disponible hasta el 3 de mayo de 2004. Para escuchar la repetición, por favor marcar: U.S. locales: 888-286-8010. Internacional: 617-801-6888. Contraseña: 98344233.

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Coca-Cola FEMSA, S.A. de C.V. produce Coca-Cola, Sprite, Fanta, Lift y otros productos de marcas de The Coca-Cola Company en México (una parte importante del centro de México, incluyendo la ciudad de México y el Sureste de México),

Guatemala (la ciudad de Guatemala y sus alrededores), Nicaragua (todo el país), Costa Rica (todo el país), Panamá (todo el país), Colombia (la mayoría del país), Venezuela (todo el país), Brasil (São Paulo, Campiñas, Santos el estado de Mato Grosso do Sul y parte del estado de Goias) y Argentina (capital federal de Buenos Aires y sus alrededores), además de agua embotellada, cerveza y otras bebidas en algunos de estos territorios.

La compañía cuenta con 32 plantas embotelladoras en los países en Latinoamérica y atiende a más de 1,500,000 detallistas en la región. Coca-Cola FEMSA actualmente representa casi el 10% del volumen de ventas de Coca-Cola en el mundo, aproximadamente el 40% de todas las ventas de Coca-Cola en Latinoamérica. The Coca-Cola Company tiene una participación del 39.6% en el capital accionario de Coca-Cola FEMSA.

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Las cifras de las operaciones de la Compañía en México y de sus operaciones internacionales consolidadas fueron preparadas de acuerdo a los principios de contabilidad generalmente aceptados en México (PCGA mexicanos). Todas las cifras están expresadas en pesos mexicanos constantes con poder adquisitivo al 31 de marzo de 2004. Para fines de comparación las cifras de la compañía para 2003 y 2004, han sido re-expresadas tomando en cuenta la inflación local de cada uno de los países con referencia al índice de precios al consumidor y convertidas de la moneda local a pesos mexicanos usando el tipo de cambio al 31 de marzo de 2004. Además, todas las comparaciones para el primer trimestre de 2004 contenidas en este reporte, han sido hechas contra cifras del periodo comparable de 2003, a menos que se indique lo contrario.

Este comunicado de prensa puede contener declaraciones a futuro referentes al desempeño futuro de Coca-Cola FEMSA y deben ser tomadas como estimados de buena fe de Coca-Cola FEMSA. Estas declaraciones a futuro reflejan el punto de vista de las expectativas de la administración y están basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e incertidumbres que podrían tener un impacto importante en el desempeño real de la compañía, muchas de las cuales están fuera del control de Coca-Cola FEMSA.

Referencias a "US$" son a dólares americanos. Este comunicado de prensa contiene conversiones de ciertas cifras en pesos a dólares americanos únicamente para comodidad del lector. Estas conversiones no deben ser interpretadas como declaraciones de que las cifras en pesos realmente representan tales cifras en dólares americanos o que pueden ser convertidas según las tasas indicadas.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. La administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas de años anteriores en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas mediante la aplicación de factores inflacionarios.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores inflacionarios.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del periodo, utilizando factores inflacionarios para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del periodo, para las subsidiarias en el extranjero.

La información financiera de periodos anteriores de las subsidiarias mexicanas fue actualizada utilizando factores inflacionarios mexicanos y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del año. Consecuentemente, las cifras son comparables entre sí y con periodos anteriores, al estar expresadas en términos de la misma moneda.

Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de casas de bolsa, valuados a valor de mercado.

Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan con base en factores inflacionarios, considerando su antigüedad

promedio.

El costo de ventas del periodo se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, con base al tiempo de transmisión de los anuncios.
Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del periodo en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

Propiedades, Planta y Equipo:
Se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando los factores inflacionarios, excepto las botellas y cajas. El activo fijo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Edificios y construcciones 40 años
Maquinaria y equipo 13 años
Equipo de distribución 10 años
Otros activos 9 años

Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. La Compañía clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo.

Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y cajas, y un año para envase de plástico retornable. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no ha sido recibido depósito alguno, son registradas en resultados cuando son entregadas a los clientes.

Inversiones en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales no se tiene un valor de mercado observable, se valúan al costo de adquisición actualizado mediante la aplicación de factores derivados de la inflación del país de origen. Las inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales se tiene un valor de mercado observable fueron ajustadas a su valor de mercado, afectando las utilidades.

Otros Activos:
Estos activos representan erogaciones por los cuales los beneficios serán recibidos en años futuros, e incluyen:

· El equipo de refrigeración de procedencia nacional se actualiza aplicando los factores inflacionarios. El de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año. El equipo de refrigeración es amortizado con base en una vida útil promedio de aproximadamente cinco años a partir de 2003 y de tres años en 2002 y 2001.

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan con base en el plazo en que se espera recibir los beneficios. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Hasta 2002, la amortización se registraba dentro de los gastos de operación. A partir de 2002, la Compañía adoptó los lineamientos de la nueva disposición de la Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Registro de las Consideraciones Dadas por un Vendedor al Cliente o Revendedor de los Productos del Vendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, los cuales se capitalizados de acuerdo con las disposiciones establecidas en el boletín C-8 ("Activos Intangibles" ("C-8") y se amortizan con base en el método de línea recta en un período de cuatro años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el año en que se

incurren.

Las mejoras en propiedades arrendadas, son actualizadas con base a factores inflacionarios y se amortizan en línea recta de acuerdo al plazo de los contratos de arrendamiento.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en años futuros. A partir de 2003, la Compañía empieza a aplicar el C-8, el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Antes de 2003, el exceso en el precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios, era considerado como crédito mercantil. Con la adopción del C-8, la Compañía considera ese exceso. como derechos para producir y distribuir productos de la manera Coca-Cola. La Compañía clasifica sus activos intangibles en: activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida indefinida no son amortizados. Están sujetos a una revisión periódica de deterioro y consisten en derechos de distribución y acuerdos para embotellar de Coca-Cola FEMSA que representan los derechos de producir, empaquetar, distribuir y vender bebidas con la marca registrada Coca-Cola en los territorios adquiridos. Estos acuerdos son contratos estándar que The Coca-Cola Company lleva a cabo con embotelladores fuera de Estados Unidos de América para la venta de los concentrados de ciertas marcas registradas de refresco de Coca-Cola. Los principales acuerdos para embotellar tienen términos de diez años. Dichos acuerdos son renovados automáticamente por 10 años sujetos a la no renovación de cualquiera de las partes (con notificación a la otra parte). Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se reexpresan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del período.

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil es registrado en la moneda local de cada una de las subsidiarias en donde la inversión fue realizada y actualizada con los factores inflacionarios del país de origen y convertidos al tipo de cambio que se registró al final del periodo. El crédito mercantil es amortizado en un periodo no mayor a veinte años.

j) Deterioro del Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y de otros activos de larga duración para reconocer un deterioro en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos estimados de efectivo descontados que ese activo va a generar en el futuro contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio por la cantidad que exceda el valor en libros al valor de mercado.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones

de la Compañía. Estos recursos son registrados como una reducción a los gastos de venta.

Adicionalmente, participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company, se registra en la cuenta de "Otros activos".

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones y prima de antigüedad, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos largo plazo. El incremento en el saldo de las obligaciones laborales, se registra en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones, a través de fideicomisos irrevocables a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del periodo en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos.

m) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

n) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los mismos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

o) Gastos de Operación:
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

p) Impuesto Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son cargados a los resultados del año en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del año y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo ("IMPAC") pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como pasivo a largo plazo, independientemente de la reversión que se espera en el corto plazo de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del periodo se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

q) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda local al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de

cambio de cierre del año. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero que se considera una cobertura económica de la misma adquisición

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero que se consideran como una cobertura económica de la misma adquisición

El resultado por posición monetaria de las subsidiarias en el extranjero es convertido a pesos mexicanos utilizando el tipo de cambio al cierre del año.

r) Instrumentos Financieros:
La Compañía contrata frecuentemente instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación. Si el instrumento se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

A partir de enero de 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del periodo de los activos y pasivos financieros, se registra en el resultado del periodo. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio de 2001 como cambios en principios contables, neto de su efecto fiscal.

s) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores inflacionarios de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

t) Utilidad Neta Integral:
La utilidad neta integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del periodo, y se presenta en los Estados de Variaciones en las Cuentas del Capital Contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 PROPIMEX, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
2 ADMINISTRACION Y ASESORIA INTEGRAL, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
3 INMUEBLES DEL GOLFO, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	398,793	685,662
4 REFRESCOS Y AGUAS MINERALES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	8,734,500	99.99	7,268	83,493
5 COCA-COLA FEMSA DE BUENOS AIRES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	355,892	2,122,334
6 CORP. INT. DE BEBIDAS	EMBOTELLADO Y DISTRIBUCION	121,172,000	99.99	(2,135,782)	(2,135,782)
7 ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**(912,654)**	**0**
ASOCIADAS					
1 INDUSTRIA EMBASADORA DE QUERETARO, S.A. DE C.V.	EMBOTELLADO	98,232	33.68	59,692	123,771
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	40,625
3 BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	30,348
4 TAPON CORONA	MATERIAL DE EMPAQUE	547,960	40.00	20,285	21,573
5 MOLSON	BEBIDAS	745,739	0.74	228,254	233,837
6 METALFORMA		2,850	31.00	1,843	1,843
7 INDUSTRIA MEXICANA DE RECICLAJE, S.A. DE C.V.		18,741,250	18.74	18,741	18,741
8 OTRAS		2	2.00	6,759	6,759
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**402,076**	**477,497**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**477,497**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
COLOCACION PRIVADA	16/08/2004	9.40	0	0	0	0	0	0	0	0	1,117,400	0	0	0	0	0
SINDICADO/VARIOS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,234,800	0	0	0
SINDICADO/VARIOS	15/04/2006	2.14	0	0	0	0	0	0	0	0	0	0	575,461	0	0	0
SINDICADO VARIOS	30/04/2008	2.66	0	0	0	0	0	0	0	0	0	0	0	0	2,329,779	0
SINDICADO/VARIOS	30/04/2009	2.29	0	0	0	0	0	0	0	0	0	0	0	0	0	558,700
CITIBANK	31/12/2004	3.27	0	0	0	0	0	0	0	0	368,742	0	0	0	0	0
SANTANDER	31/12/2004	2.46	0	0	0	0	0	0	0	0	111,740	0	0	0	0	0
COMERICA	31/12/2004	2.62	0	0	0	0	0	0	0	0	111,740	0	0	0	0	0
SINDICADO/VARIOS		9.66	0	0	0	0	0	0	0	0	0	0	462,079	142,900	0	0
RABOBANK	24/09/2004	6.56	0	0	0	0	0	0	0	0	1,201	0	0	0	0	0
GE CAPITAL LEASING	02/01/2008	9.44	0	0	0	0	0	0	0	0	7,528	0	15,056	7,436	0	0
CITIBANK		0.17	0	0	0	0	0	0	0	0	270,841	0	0	0	0	0
VARIOS			371,072	0	0	0	0	0	0	0	9,099	0	0	0	0	0
SINDICADO/VARIOS	30/04/2008	7.89	0	0	0	0	0	0	2,741,250	0	0	0	0	0	0	0
SINDICADO/VARIOS		8.65	0	0	0	0	1,426,521	0	0	0	0	0	0	0	0	0
BANCOMER	24/03/2011		0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
MERCANTIL			0	0	0	0	0	0	0	0	17,952	0	0	0	0	0
SINDICADO VARIOS	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,414,148
TOTAL BANCARIOS			**371,072**	**1,650,000**	**0**	**0**	**1,426,521**	**0**	**2,741,250**	**0**	**2,016,243**	**0**	**3,287,396**	**150,336**	**2,329,779**	**3,972,848**

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
CERTIFICADOS BURSATILES	30/04/2007	5.55	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2008	6.80	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2005	5.55	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2008	6.80	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**10,000,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
CONCENTRADO			504,790	0	0	0	0	0	0	0	0	316,748	0	0	0	0
AZUCAR			114,721	0	0	0	0	0	0	0	0	61,881	0	0	0	0
FRUCTOSA			0	0	0	0	0	0	0	0	0	13,229	0	0	0	0
ENVASE			9,142	0	0	0	0	0	0	0	0	28,660	0	0	0	0
PREFORMA			165,425	0	0	0	0	0	0	0	0	142,839	0	0	0	0
EMPAQUE			24,925	0	0	0	0	0	0	0	0	165,635	0	0	0	0
ETIQUETA			529	0	0	0	0	0	0	0	0	6,331	0	0	0	0
REFACCIONES			11,153	0	0	0	0	0	0	0	0	50,848	0	0	0	0
OTROS			1,449,022	0	0	0	0	0	0	0	0	418,920	0	0	0	0
TOTAL PROVEEDORES			**2,279,707**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,205,091**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
VARIOS			1,145,813	0	0	0	0	0	0	0	1,526,902	0	29,542	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**1,145,813**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,526,902**	**0**	**29,542**	**0**	**0**	**0**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
TOTAL			3,796,592	11,650,000	0	0	1,426,521	0	2,741,250	0	3,643,146	1,205,091	3,316,938	150,336	2,329,779	3,972,848

OBSERVACIONES

LOS PRESTAMOS EN MONEDA EXTRANJERA ESTAN CONTRATADOS EN DOLARES AMERICANOS.
AL 31 DE MARZO EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES DE 11.1740

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**48,298**	**539,682**	**21,584**	**241,180**	**780,862**
PASIVO	**951,548**	**10,632,597**	**68,158**	**761,597**	**11,394,194**
CORTO PLAZO	133,991	1,497,215	68,158	761,597	2,258,812
LARGO PLAZO	817,557	9,135,382	0	0	9,135,382
SALDO NETO	**(903,250)**	**(10,092,915)**	**(46,574)**	**(520,417)**	**(10,613,332)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES 11.1740

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	5,822,818	33,630,895	(27,808,077)	0.62	172,831
FEBRERO	5,173,042	30,719,199	(25,546,158)	0.59	152,809
MARZO	5,152,322	33,846,690	(28,694,368)	0.33	97,230
ACTUALIZACION:	0	0	0	0.00	2,967
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	34,358
OTROS	0	0	0	0.00	0
TOTAL					**460,195**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
N/A

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MEXICO	ELABORACION Y EMBOTELLADO	1,573,368	60
GUATEMALA	ELABORACION Y EMBOTELLADO	40,036	56
NICARAGUA	ELABORACION Y EMBOTELLADO	36,485	71
COSTA RICA	ELABORACION Y EMBOTELLADO	51,346	57
PANAMA	ELABORACION Y EMBOTELLADO	42,792	36
COLOMBIA	ELABORACION Y EMBOTELLADO	344,786	39
VENEZUELA	ELABORACION Y EMBOTELLADO	345,568	44
BRASIL	ELABORACION Y EMBOTELLADO	413,602	50
ARGENTINA	ELABORACION Y EMBOTELLADO	206,739	63

OBSERVACIONES

LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE CAJAS UNIDAD (CAJA DE 24 BOTELLAS DE 8 ONZAS).

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AZUCAR	PROMESA				
CONCENTRADO	COCA-COLA DE MEXICO				
CONCENTRADO	COCA-COLA DE ARGENTINA				
CONCENTRADO	COCA-COLA DE GUATEMALA				
CONCENTRADO	COCA-COLA DE NICARAGUA				
CONCENTRADO	COCA-COLA DE COSTA RICA				
CONCENTRADO	COCA-COLA DE PANAMA				
CONCENTRADO	COCA-COLA DE COLOMBIA				
CONCENTRADO	COCA-COLA DE VENEZUELA				
CONCENTRADO	COCA-COLA DE BRASIL				
EMPAQUE	FEMSA EMPAQUES				

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADC
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA	413,322	5,388,597	228,260	6,081,491		COCA-COLA, SPRITE,	CONSUMIDOR FIN/
		0	0			COCA-COLA LIGHT,	
		0	0			SPRITE CERO, FANTA,	
		0	0			FRESCA, CIEL, CIEL	
		0	0			MINERALIZADA,	
		0	0			DELAWARE PUNCH,	
		0	0			SENZAO, BEAT,	
		0	0			POWERADE, NESTEA,	
		0	0			MICKEY AVENTURAS	
TOTAL		5,388,597		6,081,491			

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PAGINA :
CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA		0	212,507	4,357,559		COCA-COLA,	CONSUMIDOR FIN/
		0	0			AGUA CLUB K,	
		0	0			AGUA NATURAL,	
		0	0			AGUA NAYA, ALPINA	
		0	0			BAVARIA,	
		0	0			BLACK FIRE,	
		0	0			CANADA DRY	
		0	0			CHINOTTO,FANTA	
		0	0			FRESCA, GINGER ALE,	
		0	0			HI-C, HIT COLA,JUIZ	
		0	0			KAISER, KIST,	
		0	0			KUAT, COCA-COLA	
		0	0			LIGHT.	
T O T A L				4,357,559			

OBSERVACIONES

EL VOLUMEN ESTA EXPRESADO EN MILES DE CAJAS UNIDAD (24 BOTELLAS DE 8 OZ).
LA PARTICIPACION DE MERCADO NO ESTA DISPONIBLE
LAS VENTAS EN EL EXTRANJERO SON DE NUESTRAS SUBSIDIARIAS EN GUATEMALA, NICARAGUA, COSTA RICA, PANAMA, COLOMBIA, VENEZUELA, BRASIL Y ARGENTINA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** ANO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		10	844,078,519		844,078,519		375,097	
D		10	731,545,678			731,545,678	325,089	
L		10	270,750,000			270,750,000	120,317	
TOTAL			1,846,374,197	0	844,078,519	1,002,295,678	820,503	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
1,846,374,197

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **1** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

N/A

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen y de acuerdo con los principios de contabilidad generalmente aceptados en cada país. Para su incorporación en los estados financieros consolidados de la Compañía, son ajustados a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del año aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del año.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Cuando la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del resultado integral de financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el resultado integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el resultado integral de financiamiento.

Cuando la Compañía no designe una cobertura económica, la fluctuación cambiaria y la ganancia o pérdida por posición monetaria se registran dentro del resultado integral de financiamiento.

El resultado por posición monetaria y la ganancia o pérdida cambiaria en saldos intercompañias, denominados en moneda extrajera, que son considerados como una inversión de largo plazo ya que su liquidación no ha sido planeada en un futuro cercano, es reflejada como parte del resultado por conversión en el capital contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF FECHA: 26/04/2004 10:20
COCA-COLA FEMSA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA. S.A. DE C.V.
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
DIRECCION DE INTERNET:	www.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923472
E-MAIL:	idavila@kof.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	ING. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-60-28
FAX:	(81)8328-60-29
E-MAIL:	vchaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	csalazar@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF FECHA: 26/04/2004 10:20

COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVC
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)83-28-61-80
FAX:	(81)83-28-61-81
E-MAIL:	cealdanc@femsa.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

FECHA: 26/04/2004 10:20

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO SUPLENTE
NOMBRE:	SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	VELLA VISTA
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-50-00
FAX:	(81)8375-48-99
E-MAIL:	dagon@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE:	LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-20
FAX:	(55)52-92-34-74
E-MAIL:	afernandeze@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. HECTOR TREVIÑO GUTIERREZ **DIRECTOR ADMINISTRATIVO Y DE FINANZAS**	**LIC. JAVIER EDUARDO DAVILA PARAS** **DIRECTOR ADMINISTRATIVO**

MEXICO, D.F., A 26 DE ABRIL DE 2004

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: April 28, 2004

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer